EXHIBIT 99.1



ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

For more information regarding the content of this news release, please contact:	*For Immediate Release*
Kim Kanary	News Release No.: 06-20
216-797-8752	Release Date: October 26, 2006

ASSOCIATED ESTATES REALTY CORPORATION REPORTS THIRD QUARTER RESULTS

Property Operations Continue to Exceed Expectations with Same-Communities Net Operating Income Up 7.6 Percent

Cleveland, Ohio - October 26, 2006 - Associated Estates Realty Corporation (NYSE: AEC) today reported net loss available to common shareholders of $7.9 million, or $0.47 per share, for the third quarter ended September 30, 2006, compared with net income available to common shareholders of $12.9 million, or $0.67 per share, for the third quarter ended September 30, 2005. Third quarter 2006 results include gains from property sales of approximately $0.20 per share and defeasance and prepayment costs of $0.45 per share. Third quarter 2005 results include gains from property sales of $0.90 per share.

Funds from Operations (FFO) for the third quarter of 2006 was a negative $0.19 per share and includes $7.5 million, or approximately $0.45 per share, in defeasance and prepayment costs. Excluding defeasance and prepayment costs, FFO for the third quarter of 2006 would have been $0.26 per share compared with last year's third quarter FFO of $0.22 per share, or an 18.2 percent increase per share.

Total revenue for the third quarter of 2006 was $38.4 million compared with $36.3 million for the third quarter of 2005, an increase of 5.8 percent.

Same-Community (Market-Rate) Portfolio Results

Third-quarter revenue from the Company's same-community portfolio was up 6.0 percent, and total property operating expenses for the same-community portfolio increased 4.1 percent, resulting in a 7.6 percent increase in net operating income (NOI), compared with the third quarter last year. Physical occupancy was 95.3 percent at the end of the third quarter of 2006, a 1.2 percent occupancy increase over the third quarter of 2005.

For the third quarter, the average net collected rent per unit for the same-community portfolio increased 6.1 percent to $761 per month. Net collected rent per unit for the Company's same-community Midwest portfolio grew 4.8 percent, while net collected rent per unit for the Company's same-community Mid-Atlantic/Southeast markets grew 9.7 percent.

"NOI growth at our same-community portfolio continues to exceed our expectations as we aggressively drive revenue and focus on containing operating expenses," said John T. Shannon, senior vice president of operations.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://ir.aecrealty.com/results.cfm.

Year to Date Performance

For the nine months ended September 30, 2006, net income available to common shareholders was $9.9 million, or $0.58 per share, compared with net income available to common shareholders of $5.7 million, or $0.29 per share for the comparable period in 2005. The results for these nine-month periods include gains from property sales of $2.24 per share in 2006 and $1.10 per share in 2005. Additionally, the results for 2006 include defeasance and prepayment costs of $0.85 per share.



ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

FFO for the nine months ended September 30, 2006 was a negative $0.19 per share and includes $14.6 million in defeasance and prepayment costs, or approximately $0.85 per share. During this period, the Company repaid $193.5 million in debt, of which $71.3 million was funded by property sales and $122.2 million was funded by 6.1 percent mortgage loans. Excluding defeasance and prepayment costs associated with paying down debt, FFO for the first nine months of 2006 would have been $0.66 per share. FFO for the first nine months of 2005 was $0.54 per common share and included non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Preferred Shares in January 2005. Excluding these costs, FFO for the first nine months of 2005 would have been $0.65 per share.

Corporate Activities

In 2006, the Company expects property sales to total between $75 and $100 million. During the third quarter, the Company sold one of its two congregate care communities and one of its affordable communities, recognizing gains of $3.4 million. The Company expects to use sales proceeds primarily to pay down debt and fund capital improvement programs.

Stock Repurchase

The Company has expanded its $50.0 million common share buyback program to include the ability to repurchase its Class B Series II Preferred Shares. Through September 30, 2006, the Company has repurchased 2.8 million common shares under the buyback plan at a cost of $27.6 million, for an average price of $9.83 per share.

Outlook

The Company expects total year results to be at the low end of the range previously provided of $0.98 to $1.02, before the impact of defeasance and prepayment costs. This performance would generate year-over-year FFO per share growth of 7.7 percent.

Assumptions relating to the Company's earnings guidance can be found on page 24 of the third quarter 2006 supplemental fact booklet posted on the Company's website at www.aecrealty.com.

Conference Call

A conference call to discuss the results will be held today, Thursday, October 26, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial in number is 800-362-0571, and the passcode is "Estates."

Via the Internet (listen only): Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through November 9, 2006.

Company Profile

Based in Richmond Heights, Ohio, Associated Estates Realty Corporation is one of the largest multifamily real estate investment trusts (REITs) in the nation. The Company directly or indirectly owns, manages or is a joint venture partner in 103 multifamily properties containing a total of 21,348 units located in 10 states. For more information about the Company, please visit its website at: www.aecrealty.com.


FFO is a non-Generally Accepted Accounting Principle (GAAP) measure. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. A reconciliation of net (loss) income applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

<u>Safe Harbor Statement</u>

This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2006 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sales of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; changes in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenues; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in government regulations affecting properties the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties owned by the Company; inability to renew current contracts with HUD for rent-subsidized properties at existing rents; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION
Financial Highlights
(in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2006	2005	2006	2005
Total revenue	$ 38,367	$ 36,303	$ 113,637	$ 105,197
Net (loss) income	(6,671)	14,210	13,668	11,705
Net (loss) income applicable to common shares [(1)]	(7,933)	12,949	9,883	5,674
Add: Depreciation - real estate assets	7,722	8,188	23,386	24,433
Depreciation - real estate assets - joint ventures	242	240	720	719
Amortization of joint venture deferred costs	8	8	26	25
Amortization of intangible assets	163	366	819	1,039
Less: Gain on disposition of properties	(3,397)	(17,406)	(38,120)	(21,437)
Funds from operations (FFO) [(2)]	(3,145)	4,275	(3,286)	10,453
Funds from operations (FFO) adjusted for defeasance costs, other prepayment costs and/or preferred share redemption costs [(3)]	4,346	4,275	11,288	12,616
Add: Depreciation - other assets	328	399	1,020	1,231
Depreciation - other assets - joint ventures	51	39	141	134
Amortization of deferred financing fees	255	261	792	885
Amortization of deferred financing fees - joint ventures	12	13	36	35
Less: Fixed asset additions	(1,944)	(2,923)	(5,262)	(5,640)
Fixed asset additions - joint ventures	(65)	(45)	(119)	(74)
Funds available for distribution (FAD) [(4)]	$ 2,983	$ 2,019	$ 7,896	$ 9,187
Per share:				
Net (loss) income applicable to common shares - basic and diluted [(1)]	$ (0.47)	$ 0.67	$ 0.58	$ 0.29
Funds from operations - basic and diluted [(2)]	$ (0.19)	$ 0.22	$ (0.19)	$ 0.54
- adjusted for defeasance costs, other prepayment costs and/or preferred share redemption costs [(3)]	$ 0.26	$ 0.22	$ 0.66	$ 0.65
Dividends per share	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Weighted average shares outstanding - basic and diluted	16,892	19,257	17,016	19,478

(1) After dividends and original costs associated with the preferred share redemption, of $1,262, $1,261, $3,785 and $6,031, equivalent to $0.07, $0.07, $0.22, and $0.31 per common share, respectively.

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(3)   The Company defines FFO excluding defeasance costs, other prepayment costs and/or preferred redemption costs as FFO, as defined above, plus the add back of defeasance and other prepayment costs of $7,491,000 and $14,574,000 for the quarter and nine months ended September 30, 2006, respectively, and the $2,163,000 original issuance costs associated with the redemption of preferred shares during the first quarter of 2005. In accordance with GAAP, these costs are included as interest expense in the Company's Consolidated Statement of Operations. These costs are the costs associated with the defeasance (prepayment) of five and 13 loans, respectively. Additionally, included are the prepayment costs associated with the prepayment of three other loans. Also, in accordance with GAAP, the Company reclassified the original issuance costs associated with the redemption of the Series A Preferred Shares in January 2005. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on AEC's website at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. For more information, access the Investor Relations "News" section of www.aecrealty.com.